EXHIBIT 99.1

Stantec awarded second phase of European Commission’s Global Technical Assistance Facility for Sustainable Energy

BRUSSELS, Dec. 04, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been awarded the second phase of the European Commission’s Global Technical Assistance Facility (TAF) for Sustainable Energy. The €27.7 million (C$45.4 million) new assignment builds on the firm’s successful management of the previous initiative—Sustainable Energy for All—as well as the first phase of the Global TAF. For more than 15 years, Stantec has been a key partner in advancing the European Union’s external energy and climate objectives. Stantec’s contract for the second phase of the Global TAF will run until October 2028.

Accelerating the global energy transition

The Global TAF for Sustainable Energy is the European Commission’s flagship and largest initiative to support EU partner countries in scaling up sustainable energy access and accelerating the global energy transition. Through this program, Stantec will continue to provide technical assistance, policy and regulatory support, investment planning, and capacity building across Africa, Latin America and the Caribbean, Asia and the Pacific, the Middle East, and the EU’s Eastern Neighborhood.

“This contract is one of the largest of its kind awarded by the EU and reflects the trust placed in our team’s ability to deliver complex, multi-country energy programs with agility and excellence,” said Cath Schefer, chief operating officer, Global at Stantec. “We are proud to support the EU’s vision for a just and sustainable energy transition, and we are committed to helping partner countries create enabling environments for investment and to deliver real impact on the ground.”

Engaging a global network

The second phase of the Global TAF for Sustainable Energy will expand its scope to include enhanced support for energy sector reforms, governance, and strategic partnerships. Stantec will also lead knowledge management, training, and visibility activities to allow lessons learned to be shared across regions and institutions.

Stantec’s team in Belgium will coordinate the program’s operations, drawing on a global network of specialists and leveraging its extensive experience in energy, climate, and infrastructure development. The firm’s integrated approach supports technical solutions that are tailored to local contexts while aligned with international best practices.

Learn more information about the Global Technical Assistance Facility for Sustainable Energy.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Colin Nekolaichuk Stantec Media Relations Ph: (437) 225-6384 colin.nekolaichuk@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com